1. Name and Address of Reporting Person
   BRICE, TODD D.
   43 South Ninth Street
   Indiana, PA 15701
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   01/01/2003
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   S&T Bancorp, Inc. (STBA)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   EXECUTIVE VICE PRESIDENT
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                                       D
Common Stock                                45880                  D
Common Stock                                96                     I                WIFE - IRA
Common Stock                                806                    I                401k
Common Stock                                4776                   I                CHILDREN

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Options (Right to  12/18/2000 12/18/2010 Common Stock            10000     $19.8125   D
buy)
Stock Options (Right to  12/15/1997 12/15/2007 Common Stock            1000      $20.375    D
buy)
Stock Options (Right to  12/20/1999 12/20/2009 Common Stock            10000     $22.875    D
buy)
Stock Options (Right to  12/17/2001 12/17/2011 Common Stock            10000     $24.4      D
buy)
Stock Options (Right to  12/21/1998 12/21/2008 Common Stock            10000     $27.75     D
buy)

Explanation of Responses:

SIGNATURE OF REPORTING PERSON
/s/ TODD D. BRICE

DATE
01/03/2003